SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 10)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,367,887 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,367,887 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,367,887 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.29% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 1,720,183 shares of common stock, warrants to purchase 324,735 shares of common stock, 5,797,426 shares of common stock issuable as of May 7, 2012 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock and 7,495,543 shares of common stock issuable as of May 7, 2012 upon the conversion of an aggregate of 21,928 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P., and an additional 2,030,000 shares of common stock underlying an aggregate of 6,090 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof) to Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,873,938 outstanding shares of common stock of the Company as reported in the Company's Proxy Statement filed by the Company on February 27, 2012 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,261,259 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,261,259 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,259 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 230,125 shares of common stock, warrants to purchase 21,414 shares of common stock, 382,116 shares of common stock issuable as of May 7, 2012 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock, 493,937 shares of common stock issuable as of May 7, 2012 upon the conversion of 1,445 shares of Series A-2 Convertible Preferred Stock and an additional 133,667 shares of common stock underlying 401 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof).

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,168,833 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,168,833 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,168,833 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.45% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 570,632 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,074,076 shares of common stock issuable as of May 7, 2012 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock, 2,681,620 shares of common stock issuable as of May 7, 2012 upon the conversion of 7,845 shares of Series A-2 Convertible Preferred Stock and an additional 726,333 shares of common stock underlying 2,179 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof).

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,937,795 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,937,795 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,937,795 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.17% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 919,426 shares of common stock, warrants to purchase 187,149 shares of common stock, 3,341,234 shares of common stock issuable as of May 7, 2012 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock, 4,319,986 shares of common stock issuable as of May 7, 2012 upon the conversion of 12,638 shares of Series A-2 Convertible Preferred Stock and an additional 1,170,000 shares of common stock underlying 3,510 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof).

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,344,680 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,344,680 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,680 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of 453,663 shares of common stock, warrants to purchase 39,249 shares of common stock, 700,599 shares of common stock issuable as of May 7, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock and 905,836 shares of common stock issuable as of May 7, 2012 upon the conversion of 2,650 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund International, Limited, and an additional 245,333 shares of common stock underlying 736 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof) to Deerfield Special Situations Fund International, Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,344,680 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,344,680 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,680 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% (12)
14	TYPE OF REPORTING PERSON CO

(11) Comprised of 453,663 shares of common stock, warrants to purchase 39,249 shares of common stock, 700,599 shares of common stock issuable as of May 7, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 905,836 shares of common stock issuable as of May 7, 2012 upon the conversion of 2,650 shares of Series A-2 Convertible Preferred Stock and an additional 245,333 shares of common stock underlying 736 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof).

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,712,567 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,712,567 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,712,567 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.02% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 2,173,846 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,498,025 shares of common stock issuable as of May 7, 2012 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock and 8,401,379 shares of common stock issuable as of May 7, 2012 upon the conversion of an aggregate of 24,578 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited, and an additional 2,275,333 shares of common stock underlying an aggregate of 6,826 shares of Series A-2 Convertible Preferred Stock issuable on June 30, 2012 (without giving effect to any accretion thereof) to Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011, Amendment No. 8 filed on January 12, 2012 and Amendment No. 9 filed on March 16, 2012 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 10. Only those items hereby reported in this Amendment No. 10 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 5.                                Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock or Series A-2 Preferred Stock after May 7, 2012.

(a)

(1)           Reporting Persons

Number of shares:   19,712,567 (13)
Percentage of shares:                                           50.02% (2)

(2)           Deerfield Capital

Number of shares:   17,367,887 (1)
Percentage of shares:                                           46.29% (2)

(3)           Deerfield Special Situations Fund

Number of shares:   1,261,259 (3)
Percentage of shares:                                           5.51% (2)

(4)           Deerfield Private Design Fund

Number of shares:   6,168,833 (5)
Percentage of shares:                                           22.45% (2)

CUSIP No. 87484H104

(5)           Deerfield Private Design International

Number of shares:   9,937,795 (7)
Percentage of shares:                                           32.17% (2)

 (6)           Deerfield Management

Number of shares:   2,344,680 (9)
Percentage of shares:                                           9.87% (2)

(7)           Deerfield Special Situations International

Number of shares:   2,344,680 (11)
Percentage of shares:                                           9.87% (2)

(8)           Flynn

Number of shares:   19,712,567 (13)
Percentage of shares:                                           50.02% (2)

(b)

(1)           Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  17,367,887 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  17,367,887 shares (1)

(2)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,261,259 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,261,259 shares (3)

(3)           Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  6,168,833 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  6,168,833 shares (5)

(4)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  9,937,795 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  9,937,795 shares (7)

CUSIP No. 87484H104

(5)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,344,680 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,344,680 shares (9)

(6)           Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,344,680 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,344,680 shares (11)

(7)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote: 19,712,567 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition: 19,712,567 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company in the last 60 days.  All transactions listed below were effected as open market sales.

Date	Seller	Number of Shares of Common Stock Sold	Price
March 7, 2012	Deerfield Special Situations Fund, L.P.	2,296	$0.99
March 7, 2012	Deerfield Special Situations Fund International, Limited	4,310	$0.99
March 7, 2012	Deerfield Private Design Fund, L.P.	5,513	$0.99
March 7, 2012	Deerfield Private Design International, L.P.	8,881	$0.99
March 8, 2012	Deerfield Special Situations Fund, L.P.	6,015	$1.04
March 8, 2012	Deerfield Special Situations Fund International, Limited	11,285	$1.04
March 8, 2012	Deerfield Private Design Fund, L.P.	14,439	$1.04

CUSIP No. 87484H104

March 8, 2012	Deerfield Private Design International, L.P.	23,261	$1.04
March 9, 2012	Deerfield Special Situations Fund, L.P.	16,734	$1.20
March 9, 2012	Deerfield Special Situations Fund International, Limited	31,393	$1.20
March 9, 2012	Deerfield Private Design Fund, L.P.	40,167	$1.20
March 9, 2012	Deerfield Private Design International, L.P.	64,706	$1.20
March 12, 2012	Deerfield Special Situations Fund, L.P.	13,472	$1.11
March 12, 2012	Deerfield Special Situations Fund International, Limited	25,275	$1.11
March 12, 2012	Deerfield Private Design Fund, L.P.	32,339	$1.11
March 12, 2012	Deerfield Private Design International, L.P.	52,094	$1.11
March 13, 2012	Deerfield Special Situations Fund, L.P.	2,023	$1.04
March 13, 2012	Deerfield Special Situations Fund International, Limited	3,796	$1.04
March 13, 2012	Deerfield Private Design Fund, L.P.	4,857	$1.04
March 13, 2012	Deerfield Private Design International, L.P.	7,824	$1.04
March 14, 2012	Deerfield Special Situations Fund, L.P.	3,885	$1.01
March 14, 2012	Deerfield Special Situations Fund International, Limited	7,290	$1.01
March 14, 2012	Deerfield Private Design Fund, L.P.	9,326	$1.01
March 14, 2012	Deerfield Private Design International, L.P.	15,025	$1.01
May 3, 2012	Deerfield Special Situations Fund, L.P.	21,816	$0.99
May 3, 2012	Deerfield Special Situations Fund International, Limited	30,400	$0.99

CUSIP No. 87484H104

May 3, 2012	Deerfield Private Design Fund, L.P.	43,600	$0.99
May 3, 2012	Deerfield Private Design International, L.P.	70,184	$0.99
May 3, 2012	Deerfield Special Situations Fund, L.P.	8,577	$0.98
May 3, 2012	Deerfield Special Situations Fund International, Limited	11,900	$0.98
May 3, 2012	Deerfield Private Design Fund, L.P.	17,123	$0.98
May 3, 2012	Deerfield Private Design International, L.P.	27,500	$0.98

In accordance with the Second Amendment to Facility Agreement, dated as of January 9, 2012, to that certain Facility Agreement, dated as of October 30, 2007, as amended (the “Facility Agreement”), between the Company, Deerfield Private Design Fund, Deerfield Special Situations Fund, Deerfield Special Situations International and Deerfield Private Design International (as previously reported on Amendment No. 8 filed January 12, 2012 by the Reporting Persons), in lieu of the Company’s interest payment obligation under the Facility Agreement in the aggregate amount of $675,332.19 for the quarter ended March 31, 2012, on May 7, 2012, the Company issued and delivered to the Reporting Persons an aggregate of 6,752 shares of Series A-2 Convertible Preferred Stock (convertible as of May 7, 2012 into an aggregate of  2,275,333 shares of Common Stock) and paid cash in lieu of fractional shares an aggregate amount of $132.19.  The shares of Series A-2 Convertible Preferred Stock issued and delivered to the Reporting Persons consisted of (i) 397 shares of Series A-2 Convertible Preferred Stock (convertible as of May 7, 2012 into 133,537 shares of Common Stock) issued to Deerfield Special Situations Fund, (ii) 728 shares of Series A-2 Convertible Preferred Stock (convertible as of May 7, 2012 into 244,874 shares of Common Stock) issued to Deerfield Special Situations International, (iii)  2,155 shares of Series A-2 Convertible Preferred Stock (convertible as of May 7, 2012 into 724,868 shares of Common Stock) issued to Deerfield Private Design Fund, and (iv) 3,472 shares of Series A-2 Convertible Preferred Stock (convertible as of May 7, 2012 into 1,167,863 shares of Common Stock) issued to Deerfield Private Design International.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2012

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to the Form 4 filed by the Reporting Persons on June 9, 2010 with respect to the Company.